Exhibit 99.10

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Cummins Westport Inc.:

We consent to the use of our report, dated March 26, 2014 with respect to the financial statements of Cummins Westport Inc. as at December 31, 2013 and December 31, 2012 and for the years then ended, which report appears in Amendment No. 1 to the annual report on Form 40-F/A of Westport Innovations Inc.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-165812 and 333-168847) on Form S-8 and (No. 333-187154) on Form F-10/A of Westport Innovations Inc.

//s// KPMG LLP

Chartered Accountants

March 27, 2014

Vancouver, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.